August 14, 2006

Via Courier and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Peggy Fisher
                   Mr. Eduardo Aleman

Re: Scientific Technologies Incorporated
        Amendment No. 2 to Schedule 14A Filed July 27, 2006
        File No. 000-12254

Dear Ms. Fisher and Mr. Aleman:

On behalf of Scientific Technologies Incorporated (the "Company"), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the "Commission") received by letter dated August 11, 2006, relating to the above-referenced Amendment No. 2 to the Preliminary Proxy on Schedule 14A filed July 27, 2006. The Company is concurrently filing via EDGAR Amendment No. 3 to the Preliminary Proxy Statement ("Amendment No. 3").

For the convenience of the Staff, we are enclosing herewith (i) marked copies of Amendment No. 3 and (ii) clean copies of new Annex F attached to Amendment No. 3. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response thereto.

Opinion of STIZ's Financial Advisor, page 8

  We note your response to comment 2 in our letter to you dated July 21, 2006. We are unable to concur with your conclusion that The Spartan's Group fairness opinion rendered in connection with the sale of the Automation Products Group business does not materially relate to the merger transaction. It appears that the completion of the APG sale is one of three mutually conditioned transactions to the closing of the merger. Please revise your disclosure to provide all information required by item 14(b)(6) of Schedule 14A regarding The Spartan Group's fairness opinion relating to the sale of APG.

  While the Company believes that the fairness opinion relating to the APG sale does not materially relate to the merger on which the shareholders will be asked to vote, in response to the Staff's comment, The Spartan Group's fairness opinion relating to the sale of APG has been included as Annex F in the proxy statement and a summary of such opinion has been added beginning on page 32 of Amendment No. 3.

  Components of the Purchase Price, page 27

  We note your response to comment 5. Where your disclosure states that the estimated consideration will be $10.76 per share, please revise to explain why this differs from the $10.62 amount disclosed throughout your documents, such as in your letter to shareholders and in your second Question and Answer on page 1.

In response to the Staff's comment, an explanation has been added on page 28 of Amendment No. 3 to address the difference in the estimated per share amounts.

Should the Staff have any additional comments or questions, please direct them to me or Patrick J. Schultheis of this office. We can be reached at (206) 883-2500.

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Drew G. Markham

cc: Scientific Technologies Incorporated
       Joseph J. Lazzara, Chief Executive Officer
       Richard O. Faria, Chief Financial Officer

       Wilson Sonsini Goodrich & Rosati, P.C.
       Patrick J. Schultheis, Esq.
       Robert F. Kornegay, Esq.